FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 2303 West 41st Avenue Vancouver, BC, V6M 2A3

Item 2:	Date of Material Change:

January 31, 2011

Item 3:	News Release:

A news release dated & issued on January 31, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. (the “Company” for “PFN”) announced today that an agreement to purchase the 50% ownership in the River Valley PGM project, currently owned and held in a joint venture with Anglo Platinum Limited. (“Anglo Platinum”) has been completed. The transaction, subject to the approval of the Toronto Stock Exchange (“TSX”), will provide PFN with an undivided 100% interest in the joint venture project.

Item 5:	Full Description of Material Change:

Pacific North West Capital Corp. ("PFN") TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J (“the Company”) announced today that an agreement to purchase the 50% ownership in the River Valley PGM project, currently owned and held in a joint venture with Anglo Platinum Limited. (“Anglo Platinum”) has been completed. The transaction, subject to the approval of the Toronto Stock Exchange (“TSX”), will provide PFN with an undivided 100% interest in the joint venture project.

Under the terms of the agreement, Anglo Platinum will exchange its 50% interest in the unincorporated Joint Venture, for a 12% interest in PFN, based on the issued and outstanding common shares of PFN as of November 30, 2010 (67,643.008). The aggregate purchase price for the 50% interest in the River Valley PGM project is:

(a) 8,117,161 fully paid and non-assessable Common Shares; and (b) Three year warrants exercisable to purchase 3,000,000 Common Shares at a price of Cdn$0.30 per share.

PFN will issue the shares in the Company to Kaymin Resources Ltd. (“Kaymin”), a wholly owned subsidiary of Anglo Platinum Limited in exchange for Kaymin’s 50% interest in the joint venture. The all-share transaction is expected to close upon the acceptance by the TSX.

See the full news release dated January 31, 2011, attached hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary Telephone: 250-404-0310 Facsimile: 604-685-6550

Item 9:	Date of Report

January 31, 2011